

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-mail
Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

Re: **Yucheng Technologies Limited**
Form 20-F & Form 20-F/A for the Fiscal Years Ended December 31, 2011
Filed April 27, 2012 and May 9, 2012, respectively
Form 20-F for the Fiscal Years Ended December 31, 2010
Filed July 1, 2011
Form 20-F for the Fiscal Years Ended December 31, 2009
Filed June 30, 2010
File no. 001-33134

Dear Mr. Dai:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Kathleen Collins

     Kathleen Collins
     Accounting Branch Chief